Filed by: HomeStreet, Inc. Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934, as amended Subject Company: HomeStreet, Inc. Commission File No.: 001-35424 The following is a transcript of a HomeStreet employee call led by Mark Mason, CEO on March 31, 2025 in connection with the proposed transaction between HomeStreet, Inc. and Mechanics Bank.

Mark Mason

Okay, good afternoon, everyone, and thanks for joining me to discuss our latest news. A few reminders before we begin: As always during the call today, everyone's camera and microphone will be muted. I'm certain there'll be many questions and if you would like to ask one, remember you can do so by using the Webex chat pane up to the right of the screen or by emailing me at asktheCEO@HomeStreet.com. Remember also that if you would like to remain anonymous, please say so at the beginning of your question or comment and I won't make a mistake.

Alright, obviously we have some exciting news to discuss, and I'm pleased to be joined today by C.J. Johnson, President and CEO of Mechanics Bank. At the closing of this deal C.J. will become your new President and CEO, and he is going to be with us today to talk about the transaction and Mechanics Bank and moving forward. This morning you received an email from me very early, announcing that HomeStreet has entered into an all-stock strategic merger agreement with Mechanics Bank to create a premier West Coast bank. The merger is subject to shareholder and regulatory approvals.

It is anticipated to close in the Q3 this year. Once the merger is complete, our combined company will create a bank with approximately $23 billion in assets and 168 branch locations across the west coast and Hawaii. It will accelerate our strategic plans, broaden our market reach and create exciting growth opportunities for all of us.

Mechanics is an independent full-service bank headquartered in Walnut Creek California, with more than $16 billion in assets, a best-in-class deposit franchise and 112 branches. Founded in 1905 to help families, businesses and communities prosper, the historic financial institution has grown to become one of the largest California-based banks, and is among the strongest, safest and most resilient banks in the nation. Taking pride and providing a highly personalized experience, they offer a wide range of products and resources in consumer and business banking, commercial lending, cash management services, private banking, and comprehensive wealth management and trust.

Mechanics like HomeStreet is deeply committed to their clients and local communities. Also, like HomeStreet, Mechanics has been in business for more than a hundred years. As such as part of the “Century Club”, that is only a small percentage of companies nationwide that can claim membership in. Before I dive in further, I'd like to take a few moments to share how this deal has evolved.

Mechanics was one of the companies along with FirstSun last year to express interest in merging with HomeStreet. Let's fast forward to November of last year. If you recall after I announced the termination of the FirstSun merger, I cautioned all of you that while we can remain independent and eventually regain and grow our profitability, the challenges we face given the historic interest rate environment continue to be significant and our path to full profitability will take several years. In fact, I mentioned these challenges in our all employee call last week when I touched on the Federal Reserve's decision to keep interest rates steady while they evaluate the impact of the new administration’s tariffs and related initiatives.

Further, while our current strategy has been to remain independent, we can't anticipate the actions of others. When Mechanics came back to us with a revised proposal, it was incumbent upon our board of directors and management to review our strategic options in pursuit of maximizing shareholder value and the value we bring to our customers, employees, and the communities where we live and work. Maximizing value includes shortening the timeline to full profitability. In that regard, we believe this merger is the right thing to do for all parties.

Why did we choose to merge with Mechanics? Mechanics and HomeStreet are very closely aligned from a business perspective. They have one of the best deposit bases in the country, robust capital levels exceptional liquidity, and an enviable asset quality.

HomeStreet offers Mechanics the depth and density of our business in the Pacific Northwest and Hawaii along with incremental value in southern California markets, providing opportunities for Mechanics to expand their west Coast presence and increase the density and coverage of their southern California branch network.

Additionally, because of the minimal market overlays, there are no plans to close any of the Mechanics branches nor HomeStreet branches. Good news. Culturally, they're also a very good match. They recognize a positive workplace is key to the success of any organization. They also believe in our deep commitment to community service and being a good corporate citizen.

HomeStreet Bank will become Mechanics Bank. Their brand attributes are very similar to ours, which will ease the transition for our customers, employees and communities. After the closing HomeStreet incorporated will continue to be publicly traded but we'll be renamed as Mechanics Bancorp. With the closing of the merger, which we expect to occur sometime during the Q3 this year, we will accelerate our change in focus from defense to offense moving even more quickly past the interest rate cycle challenges we've endured.

I recognize we've been here before, and you may be asking yourself, why will it be different this time? Well, there are many reasons. Let me point out two. As I mentioned, Mechanics has more than $16 billion in assets. This means they have already surpassed the $10 billion mark, which is – as we've discussed in these calls before -- requires a higher level of compliance with regulatory expectations around risk management, compliance, and planning. They do all this today. Also, they already operate in California, a state that has unique consumer protection regulations and employee laws. They understand them and know how to comply.

Let's turn now to briefly discuss the terms of the transaction, as well as the approval process. HomeStreet and Mechanics have entered into a definitive merger agreement with the unanimous votes from the board of directors at each company. All the HomeStreet board members, which includes me, believe this strategic combination with Mechanics is in the best interest of HomeStreet and its stakeholders, including you, our valuable employees. The transaction is subject to certain conditions including the positive vote of our shareholders and regulatory approval. Once the transaction is complete, HomeStreet Bank will be merged with and into Mechanics Bank.

With Mechanics Bank surviving as a banking corporation incorporated under the laws of the state of California and as a wholly owned subsidiary of HomeStreet, the resulting holding company of Mechanics Bank. Following the merger, existing shareholders of Mechanics Bank will receive common stock at HomeStreet in exchange for their Mechanics Bank shares. Upon completion of the merger, HomeStreet incorporated will be renamed Mechanics Bancorp, and remain a publicly traded company. For HomeStreet shareholders, and I know that many of you are shareholders, the combined company appears well positioned for share appreciation.

Before the deal was announced, the HomeStreet share price hovered recently at a little over $9 a share. Share price appreciation may grow by 2026 between 40 and 138%, relative to our market cap of a $180 million as of today, assuming the combined company can produce the earnings projected and based upon a range of earnings valuation multiples. Additionally, the combined company is expected to pay out most of its earnings in dividends potentially producing a dividend yield of between 6% and 10%, of course subject to all the uncertainties of future performance and future capital needs.

During this transition period, I understand you all will have many questions and some anxiety about the future. This, of course, is completely normal. I promise you the implementation team is going to work as quickly as possible to answer the unknown questions you may have such as, will my position be impacted and how will it affect my day-to-day responsibilities? Will my reporting structure change? Who will be leading each of the key departments? How might our business strategy change? Which systems will we use, et cetera? There's a lot of questions. I assure you will get to these answers soon, but we want to be thoughtful and as transparent as possible with you along the way.

Decisions about how we will combine the companies have not yet been made in detail, and until the deal closes, we will continue to operate as separate independent companies. In the coming weeks, leaders from both banks will be planning integration of our operations. I appreciate your patience in advance as we carefully work through this process.

A merger resources center has been created on myHomeStreet for easy access to merger related communications. The link is on the right-hand side of the screen on the intranet home page. And so, while we remain separate and independent in the short term, there will be no impact on how we do business operationally. It remains business as usual for us here at HomeStreet for the time being. Before I turn over the floor to C.J. Johnson, let me close by saying this deal would not have been possible without our best-in-class operations, outstanding customer service, and of course our dedicated employees, all of you, who make us who we are. Alright, that was a lot. C.J., it's up to you.

C.J. Johnson
Thank you, Mark. I appreciate you having me on today and I'm excited to talk to everybody. It's a big day. Mechanics Bank is very excited for this merger. I want to thank Mark and the senior executives at HomeStreet for helping us so efficiently worked together to diligence the company. This is an all-stock transaction and so Mark and the senior executives at HomeStreet also performed a lot of diligence on Mechanics Bank. And I agree with what Mark said that these are very similar complementary companies. Mechanics Bank was founded in 1905 and, has been in the Bay Area for a very long time and it's been a source of stability in our communities through many, many different crises. My background is I came to the Bank in 2015 as CFO in Ford Financial Fund, the private equity firm that owns Mechanics Bank acquired it, and I've been with the Ford Group now for 17 years. We have diligently worked to build Mechanics Bank through a series of acquisitions, and we think we've got a company that is one of the higher performing banks in the U.S. and I think together with HomeStreet will be one of the highest performing banks for a long period to come.
I think this transaction creates a bank with a full West coast footprint with a lot of capital, a lot of capital generation in terms of profitability, a low risk profile, and two companies that I think culturally are very similar in that it's very important to us to be involved members of our communities. We take great pride at Mechanics for our volunteerism, for supporting a lot of nonprofits. We bank a lot of nonprofits, and I think it's exciting and good news that that there is no branch closures expected. It's a very complementary, synergistic branch map that also includes Hawaii, which is great. I think from a lending standpoint, we're in very similar cultures. We also do mortgage and multifamily and commercial real estate and commercial banking. We're excited to add your residential construction lending business that's new to us, but we think it's very well run, and very additive and so mergers are always challenging. We've gone through several and we understand there's nervousness. What we commit is to communicate as clearly as we can, to work very closely with the senior leadership team of HomeStreet and the senior leadership team Mechanics to talk through the different planning phases of this merger. I know you guys have been through it once before with FirstSun.

We've been through it before. We've been on both sides. We've sold the bank before as well, and so we understand that that's difficult. I want to be as transparent as possible. That's why when Mark invited me to join your call today, I eagerly accepted. I'd love to try to answer as many questions as I can, but I do think this is a merger that makes a lot of sense for shareholders. I think it's strategically in financially compelling for both of our organizations. And I think you'll enjoy getting to know the Mechanics Bank team regardless of what part of the bank you work for. I'm very, very proud of the team we have at Mechanics, and we look forward to welcoming the clients and employees of HomeStreet to our company, so maybe with that Mark, I'll pause quickly and if there's anything, Mark, you'd like me to specifically touch on or comment on, I'd be happy to do that.

Mark Mason
No, I think the questions will bear that out. Maybe just one question about Hawaii. This is a market that I don't think you all have operated in previously. We've been in the Hawaiian market for over 40 years and are treated as a local name, which is an unusual in the history of mainline banks trying to do business in Hawaii, and I just wonder if you had any distinct thoughts about Hawaii at this juncture.

C.J. Johnson
Yeah, I think we're excited to add Hawaii. I mean we've reviewed it; we've looked at the branches, they're profitable branches, and it's a market that's complimentary, synergistic to the West Coast. And so, I mentioned on our investor call that I've driven by a lot of the HomeStreet branches in southern California and Seattle. I have not visited Hawaii, but I'm looking forward to doing that. But, no, I think it'll be a nice fit within the Mechanics Bank franchise and complement what we're looking to do.

Mark Mason
Great. Well, why don't we start taking some questions. I see we have a couple right away. C.J., can you also see the Q and A stuff? Right hand corner, if you click Q and A, it should bring up.

C.J. Johnson
I do not.

Mark Mason
I could read them aloud. Alright, this is the first one from anonymous.

C.J. Johnson
Oh wait, I got it. I do see them now, but I'll let you go ahead.

Mark Mason
Okay. Well, we have to repeat them so everybody else on the call can know what you're talking about. Anonymous: At the moment, the retail bank is focused on getting new business accounts over consumer accounts. Will that stay the same after the merger or will we focus more on consumer accounts?

C.J. Johnson
Okay, that's a good question. Maybe I'll talk a little bit about our incentive plan at Mechanics around deposits. This is something that we've spent a lot of time on the last couple years, and I think the answer to your question is equally good. We like either business accounts or consumer accounts, and just to give you a preview of the incentive plan that everybody in the Bank is eligible for except for EVPs or above, so senior leader partnership's not eligible but everybody else is, whether you're in IT or finance or the retail bank it is our deposit incentive plan. And what we do is we pay for a new relationship to the bank, 100 basis points on a noninterest bearing deposit with the maximum payout capped at a hundred thousand dollars. So, if you were to bring in a $1 million-dollar new business or consumer DDA account, you will submit that. It'll be boarded to the Bank. You'll say hey, report to your manager, I've submitted this, I brought this new relationship in. We'll measure the average balances in that account over a period of three months. It's five months, excuse me, five months we measure the average balance. And once that five months concludes, let's just say coincidentally those average balances equal $1 million, we'd then make a payment of 1% times a million, which is a $10,000 and that would hit your paycheck. What we do is if that account wasn't non-interest bearing, if let's say you brought in a 3% money market, there's a scale. Because it's a paying interest, we would cut that payment back. Instead of 1% we'd something closer to 30 or 40 basis points that we'd pay for the interest-bearing account.

If you increase an existing relationships, so it's already an account at the bank, and they've had let's say $2 million in their checking account, you increased it one million to $3 million, you said, hey, they brought in new operating accounts from a different business or their personal lives, then we'd pay 50 basis points on that as opposed to a hundred basis points for new money. So, we're trying to incent new customer acquisition over broadening existing accounts, but we believe it's a very competitive plan. It's been well received by our employees; we've had a couple of big ones like $10 and $20 million operating accounts that we've been able to win lately that the employees have gotten a $100K. So, it's very good. We think it's going to pay for production and it's a similar philosophy across lending. It's at a different type of scale, but we will have a lot of details around the incentive plans you'll be eligible for depending on what position in the bank, but the deposit referral plan is for everyone in the bank.

Mark Mason

Well, I think that's a great answer. We similarly have incentives for all products that all our employees can participate in, but that deposit program sounds really attractive to me. How about ex-employees? <laughs>

C.J. Johnson
We welcome referrals <laughs>.

Mark Mason
Referrals. All right. Next question. Anonymous. Does Mechanics Bank have a credit card product? If so, what will happen to our current Elan product?

C.J. Johnson
We do the same thing basically with Elan. So, I think it should be very similar.

Mark Mason
Yeah, I think what they're meaning is, I had forgotten you also have an Elan credit card, it should be easy to merge our programs.

C.J. Johnson
I think so, I think it should be very synergistic there.

Mark Mason
Right. Next question, how does Mechanics Bank approach role redundancies and acquisitions? What can employees expect in terms of job security and retention strategies? I think first I would respond to this saying obviously there are roles in HomeStreet, much like our exercise last year, in which there will be duplicative positions or functions, software etc. And the integration work we will do over the next few months are going to determine who will remain in those roles, which software, or which strategies etc. All that work is in front of us. So, it's very hard to answer this question specifically for any individual roles today, other than to know we will work through all those business components in the next few months. Hopefully make the best decisions for the go forward combined company and the employees whose roles will be impacted, of course, will be notified as timely as we can. Anything you'd add to that C.J.?

C.J. Johnson
Yeah, I think you said it very well, Mark. It will be very careful and thoughtful with how we work together with the executive team at HomeStreet and our executive team at Mechanics Bank to plan for an integration. And we will try to communicate as clearly and efficiently as we can, and retention is something we work carefully with Mark to map out as well for potentially impacted positions.

Mark Mason
And beyond that -- and you can chime in here too, C.J -- early on, the Mechanics Bank folks began working with us to identify people that they were interested in keeping. Certain roles and they looked to us to give them a list of what I would consider best athletes. If you think about drafting a sports team. And they've demonstrated to me when walking through their own management and employee list, the number of employees they have today who came from prior acquisitions, even prior to Mechanics Bank, officers that have been with them for many, many years. And so, they really walked the walk. I'm confident that they're going to find a rich field here and we've given them a head start.

C.J. Johnson

Yeah, we, we certainly have some gaps. I think you guys do a lot of great things. To Mark's point, a lot of our senior leadership team, if you look across it, Mechanics Bank, there's a lot of legacy, Rabobank Bank. Our Chief Banking Officer is from Scott Valley Bank. Although he previously was at Mechanics Bank. Our Chief Operating officer was from California Republic Bank our Chief Compliance Officer from California Republic Bank. Some of the employees have been with the Ford Group since the nineties, Chief Credit Officer, General Council, Chief Commercial Banking Officer. Our CFO we picked up from Santa Barbara Bank and Trust along with our Chief Accounting Officer. That was the platform in 2010 so to Mark's point, part of our culture is a meritocracy. We're looking to hire, to have the best team, the best talent, and we'll be very careful and thoughtful as we can be as we map that out. And the good, again, the very good news is that no branches will be closing because we have no overlap really.

Mark Mason

Thank you. Next question, Kelsey Ostergaard asks, is there a projected deadline for shareholder and regulatory approval? Or is that Q3 as well? What we're hoping to close the transaction in the Q3, meaning all the necessary conditions of closing a regulatory and shareholder approval have to be completed by then. We feel that is doable. It would be faster than transactions were approved in the last couple of years, but we've had a change in administration. Plus, this transaction has been substantially previewed with the regulatory group. And one fortunate aspect of the similarities between Mechanics and HomeStreet is we substantially share the same regulators already. Federal Reserve at the holding company, the western region FDIC is the primary bank regulator. We do have a difference in state regulators. Of course, they're in California. They have the California DFI, and we have the Washington DFI. But the most important regulators in this question, the FDIC and the Federal Reserve we share, and the folks of Mechanics have spent a lot of time, and we have spent sufficient time in interacting with this regulatory group to make sure that the pro forma metrics of the combined organization are acceptable and that they don't see any obvious impediments to approval. I feel very, very good about the approval prospects and indeed the timeline. C.J.?

C.J. Johnson

Yeah, I agree with that. Every other acquisition that we've done has been an approval timeline between two to six months, I believe. Mark said it well, we've thoroughly previewed this with the Regulators. They seem very supportive and so we would expect an approval hopefully late June, maybe into July and likely closing end of July and August, that's our target, and we would be surprised if that does not occur.

Mark Mason

Alright, next question from David Hatlen. Will the mortgage division be able to cooperate to operate in the states we currently do business in, but do not have a retail branch? Arizona, e.g.? Or does Mechanics have a larger number of states in which we can do mortgages? Texas Florida, e.g.

C.J. Johnson

I'd say with mortgage, most of the production we'd expect would be the states with our footprint. Hawaii, California, Oregon, and Washington. We do mortgages for some of our private banking clients that we have in our wealth division if they're looking for a mortgage in, I don't know Florida or somewhere, but it's usually one off, and so I would say we have the flexibility to do it, but the expectation is the keep it to the West Coast footprint where we have our branches.

Mark Mason
Shawn Marie Mate asks what core system does Mechanics Bank use?

C.J. Johnson
We have Fiserve Premiere. And so, on that, we're not wed to Fiserve Premiere. We will very quickly engage with FIS and Fiserve. Our contract is up in two years and so the timing is good. We have not much of a break fee at Mechanics and so our expectation is that both Fiserve and FIS will bid aggressively to have a good core systems contract. And we'll kind of leverage that against each other and we'll see who has the best deal. And so, we understand that there's pros and cons to each system, but today we are on Fiserve Premiere. We have a good relationship with Fiserve, but we're also focused on appropriate economics to the bank, and if Fiserv does not make a competitive bid, a competitive enough bid, and an FIS does, then we could switch to FIS.

Mark Mason
Got it. Does Mechanics have an in-house appraisal department?

C.J. Johnson
We do have a couple folks in appraisal, and how do we intend to merge HomeStreet's appraisal department? I would expect we're still going to need appraisals and in the State of Washington, the footprint we're not in and so I'm not sure I can answer it a hundred percent but that seems like an area where there's a decent chance, we need folks to do appraisals in Washington, Portland or Oregon. The areas we don't have a presence right now.

Mark Mason
Alright, next question is on consumer checking accounts, and can you see that question?

C.J. Johnson
I can. Questions is: Our business basics used to be a $300 minimum balance without a monthly service charge. When we raised that minimum balance to $1000, we did lose a handful of businesses. I see the smart business has a minimum of $3000. You know, that's a good question. We kind of balanced minimum account sizes with the cost and time and effort to open accounts, if customers have mailed statements etc. I think in the last time we did a merger, which was 2019 with Rabobank, there was a tremendous amount of coordination and mapping between the different, all products, but especially on the deposit side. I think we'll review account minimums, the fees we charge, waivers that we have, how the accounts that HomeStreet has today map with Mechanics accounts, what's best practice, Where's the market at? It'll be all these things we review. As we think about our pro form of product offering, which I'm guessing will be very similar. There might be little differences here and there with minimums, but we'll make it a thoughtful exercise. It's a good time to refresh that and listen to, "hey, here's how HomeStreet does it. Maybe we should consider that instead of what we do." We're open to good ideas.

Mark Mason

All right, anonymous would like to know if Mechanics Bank personnel would be visiting us in Seattle anytime soon. But what you don't know is they've been here already. You just didn't see them. What do you say to that C.J.?

C.J. Johnson

Yeah, absolutely. We'd like to come up. I think we want to be measured, and we have a lot of planning to go on, but we certainly, I think it's important to get to know each other - our respective teams. We obviously, just like you, we have lots of different divisions with different leadership and I think we'd like to spend time together and just get to know each other. And I think that means us coming up to visit Seattle would be appropriate at the right time. I'll coordinate with Mark on that.

Mark Mason

Next question, will branch positions be affected since there's going to be no branch closures? This is probably a question of the composition of positions in individual branches.

C.J. Johnson

I don't think much. From our review, your branches seem to be efficiently staffed and, in many cases, in great locations, so I don't think there should be much effect. I can't guarantee that, but I would be surprised if it's too different what we do versus how you staff your branches, etc.

Mark Mason

Got it. Question on the timing of integration. Well, if the deal closes at the Q3, obviously we have to complete the integration before then. C.J. my expectation is we're starting that promptly.

C.J. Johnson

Yeah, I think, integration can mean many things. I think we'd start some aspects of integration day one. I think with stuff like a core systems conversion, whether we're converting onto the FIS or you're converting onto Fiserve, that will be several quarters down the road, probably into Q1 26. But I think the integration will occur basically for about a year post close. Some things will happen right away, others will take more time. There are different core systems in different areas of the bank, like mortgage, for example. And so, we'll thoughtfully map it out and have a roadmap. This depends on what part of the bank is being integrated.

Mark Mason

Makes sense. What is Mechanic's stance on remote or hybrid work? And just by background, we have a meaningful amount, as you know, of remote and hybrid positions. The corporate headquarters is no longer going to be in Seattle. That's for sure. It's going to be down in Walnut Creek where you are. Non-branch positions up here, though, those would be ones that some of which today are remote or hybrid. Maybe you would like to give a view on how you would deal with those positions.

C.J. Johnson
Sure, and we wrestle with that question, too. Our preferences are for folks to be in the office, but we have, really across every division of the bank, flexibility for remote or hybrid work based on manager approval, right? And so, it depends sometimes on the type of position. Some positions blend themselves more readily to remote or hybrid work, others do not. And so, it's something that we take on a case-by-case basis. There's no hard and fast corporate policy. I think today out of our 1,400 plus employees and excluding our auto folks who are mostly remote, we probably have about a 100-150 that are remote and maybe a couple more that are hybrid. So generally, we have some flexibility. But it's not the preference and a lot of our team is in the office.

Now we have a lot of offices, too. We have a big office in Walnut Creek, a big office in Irvine, a big office in Roseville just outside of Sacramento. I anticipate that the Seattle office we'll still have office space in but will probably be a little smaller. We're a little spread out and will continue to be. That's just the nature of being a full West Coast bank. But we'll try to keep as flexible as we can understanding individual circumstances.

Mark Mason
Thank you. What does learning and development look like at Mechanics?

C.J. Johnson
Sure, we have an L and D team of about six folks. It's based out of our Roseville office and in our HR group as well. They do a nice job for us helping to train across the bank. I think we have a little different model. Our training is a little more centralized, although we are making an effort, especially with our retail bank, to have retail take a little more ownership of the training in partnership with L and D. It's a decently sized group based in Roseville that helps to manage all our training and different programs we have for employees across the bank.

Mark Mason
Great. A couple of these questions are like ones we've answered already. Will you be, they use the word "navigating," into digital currencies? A lot of customers have been inquiring about this.

C.J. Johnson
Probably not too much. We've got a lot of things to focus on at the bank. This merger and the integration will be priority 1, 2, 3. We don't do much with digital currencies, so not in the near term. I think we'd keep an open mind long term. I do agree that digital currencies are becoming more and more common place. The regulatory environment around them is easing. It's been a little bit of a yo yo with regulations around this and so we've kept our toe out of the water, and I don't think that'll change within the next couple of years. But long term, it's something we should continue to consider given the increasing ubiquitous of digital currencies and people using it. So, TBD.

Mark Mason
All right. Let's move down to this one. How does your cash management commercial deposit services department work? How large is the department and do you anticipate expanding to include the HomeStreet team?

C.J. Johnson
Yeah, I think we have a great treasury management department. It's spread out. We've got folks in it's predominantly in Irvine, but we've got folks really across the street. We haven't had enough time to really talk too much about the HomeStreet team, but I'm certain it would be additive in many ways. We'll need to add folks to help support all the new branches and customers and so it'll be a bit of an exercise of mapping it out. We have a high performing commercial deposit services function. I think you do, too, from everything we understand. Like I talked about with integration, it's mapping things carefully, looking at different roles and I anticipate those two groups would be additive over time. I can't answer it exactly right now.

Mark Mason
Of course. Does Mechanics Bank have a universal banker model for retail bank or something similar?

C.J. Johnson
Yes, we do.

Mark Mason
That's an easy one. Thankfully, we got to an easy one.

Anonymous asks I noticed from your website you're a strong portfolio lender. As far as loan servicing is concerned, do you have any plans to service any investor loans in the future? Not exactly what sure what type of investor.

C.J. Johnson
Is that mortgage loans? I'll just speak to mortgage a little bit. It's our plan to instead of selling as much to originate a bit less and hold the portfolio more. At close, the combined mortgage portfolio will be about $3.3 billion. We plan on growing that up to at least $4 billion on balance sheet and we will still sell some to the agencies and we'll continue to service. There's a large servicing portfolio of over, I think, $5 billion that we'd continue to service. And we'd add to it over time, but it will probably decrease down the road. I don't think we'd be adding to it. I think it will likely be shrinking over time, but slowly. And we would add certain new originations to it. I don't know if I've answered that right.

Mark Mason
I think that's good enough for the moment. There are several questions regarding employee benefits in 401(k) and things like that. We're going to reserve those for when we can provide you material showing you the similarities or differences. Don't know if you want to comment.

C.J. Johnson
We've reviewed your plans. I think you'll find ours extremely competitive and similar in some ways. I think Mark has a good idea, which is we'll just line them up and say here's HomeStreet's plan today and here's Mechanics. What we'll also do - and we did the same thing in the Rabobank acquisition - we may adjust ours to be a little more competitive here or less competitive there. I don't know, but we'll do an analysis. Every year we review our benefits that we offer our employees with our broker who's locked in, and they go through the landscape of the market, and we try to be very competitive with market. We do business obviously in California. California tends to need to be more competitive and so I'm optimistic it'll compare favorably. We'll get you a lot more info on that.

Mark Mason
To come. So, these are super technical, answer it if you'd like. Jaunita Jones from our BSA group asked what transaction monitoring systems do you use?

C.J. Johnson
If you know it, BAM I think is our MLBSA model I believe is BAM, and I've spent time with it, I think that's what it is. I'll just comment generally: Our compliance function is very strong. What we did is we bought Rabobank, and we were lucky that Rabobank Bank was over $10 billion in assets at the time. So, they had this risk framework in place and Rabo had gotten in a lot of trouble for money laundering and other issues and so they had to invest a substantial amount in compliance functions. AML, BSA, all of that. So, we were able to acquire that and basically just keep it. And keep their enterprise risk function that was very robust as part of the remediation of some of the consent orders they had gotten themselves into for problems that had developed a long time ago. So, I think you'll find what we do is very strong, and we've had no issues there at all. It's been always very positively reviewed by the regulators.

Mark Mason
Great, thanks. I assume you have a CRM system. We have multiple ones, which is not uncommon.

C.J. Johnson
Yeah, in wealth, we have a little bit of one; we are building internally a deposit CRM, but we don't have an enterprise-wide CRM at the moment. It's been on our roadmap. Mechanics had a bad experience with Salesforce before a Ford Fund arrived. They actually had to write off millions of dollars of spend they had put in their CRM and so there was a little bit of a legacy, inertia to get back into that. Then we've been doing a lot of acquisitions and integrating it. I think an enterprise-wide CRM makes sense, but it's something you have to plan very carefully because otherwise, if it's not useful, it's just a waste of money. So, we don't have one at the moment, but it is something we consider, and we'd like to understand better what HomeStreet does.

Mark Mason
Great. Some of these are sort of technical and maybe not the right time. Fannie Mae license.. Of course, you guys originate Fannie Mae. So do we. Not really an issue. Here's a community question. Does Mechanics Bank support the LGBTQ community and if so, how does the company show that support? I will tell you here at HomeStreet, we support the activities surrounding that community. We have a large parade here, of course, like all the large communities do, and we have a very large contingent of employees in that community that we have strongly supported for a long time. In fact, HomeStreet Bank was the first meaningful organization in Seattle that supported domestic partner health benefits before there were laws requiring you to do so. And so, we've had a pretty rich history, and we have a large community here in Seattle and so I guess the question doesn't surprise me.

C.J. Johnson

Yeah, I'd say we share a very similar culture. I think we want to be very supportive of everybody and with LGBTQ, it's the same way. We have a very large depositor that's a LGBTQ organization that I think has like $10-20 million of operating accounts with us and we do a lot with them to support different sponsorship events in the Bay area and we have a lot going on there with that community. So, at Mechanics, we want to be supportive of all members of our community. I think you'll find that we'll be highly complementary and that will continue in our company. It should be the same level of support that you've enjoyed previously.

Mark Mason
Thank you. We've already talked about compliance and risk management. Greg Rafuse, our regional commercial lending president, wants you to talk about the structure of your commercial lending teams. There's a lot of details here. I would say a little early for a lot of detail, but maybe you could respond to the general question.

C.J. Johnson
Yeah, we clearly, with a pro forma CRE concentration ratio of 390%, I know that HomeStreet has been dialing back a little bit of commercial real estate and we have, too, around investor real estate. But I think owner occupied commercial real estate is something we've got a lot of appetite for and we're excited to expand and to grow the commercial bank core C&I. We'd like to do that all day long. It's very difficult. It's tough to grow there, but we put a lot of programs in place around small business lending and trying to be very competitive. We're offering prime minus a hundred for small business loans I think less than $500,000. And so, it's a smaller, granular focus around C&I small business lending. We are going to invest in the Pacific Northwest and work with your team and we've met Dave Parr, impressed with him and what he's got going on. So, for C&I we'd like to grow it. We know it's a tough business to grow, and I think we've had some success with small business promos, and that'll continue and hopefully be additive as well. But if it's pure multifamily, we'll be doing a little less. If it's pure investor commercial real estate, less of an appetite. If it has deposits, if we've got a full relationship, then we can do some. But if it doesn't have any deposits at the bank and it's just pure CRE, it'll be tougher, I think. It's not to say no because there's some deals that just pencil out very well, but if it's borderline, it will be tough to do.

Mark Mason
You know, I don't want to run out of time for some of these questions because not only do we have them on this list, but I also have another list that gets emailed to me that you can't see here. So let me see if I can pick and choose some of these that would be broader based. Here's one: not everybody really understands this yet. My understanding is the Mechanics is currently privately owned and that they will be going public as part of the merger. That is correct. And so that transition from Mechanics Bank will happen as of closing, but of course there are a lot of preparations being made for that. And the good folks at Mechanics historically have run several public companies and they're ready, willing and able to take on those additional responsibilities. Anything you want to say regarding that, C.J.?

C.J. Johnson
Yeah, I think you said it well. I think we're ready to be a public company. I think over time you'll see Ford Financial Fund sell, who will own 74% of the company pro forma. We're optimistic that there'll be a lot of value creation in this merger and over time we may sell down some shares to return our capital to our limited partners. We've been public before; I think we can handle that and look forward to it. I think it's the right time and it's a historic moment for Mechanics Bank. It's been a private company for 120 years, so it'll be a big day when we close the deal and say we're now public. There will be a lot of planning that we will do to make sure we're ready for that.

Mark Mason
Alright, I'm surprised this is the first time I got this question. Information on a severance policy for people whose positions might not continue. We have a severance schedule that generally works like this a minimum of two weeks of severance and an additional week for every year of service here at HomeStreet to a maximum, I believe, of 26 weeks. I'm sure if I get anything wrong, someone at Human Resources is going to send me a note, but, I'm pretty sure that's the schedule, but of course you will know a reasonable time in advance whether your position's going to be eliminated. Oh, sorry, Josh tells me 24 weeks. Thanks Josh.

C.J. Johnson
Yeah, and because we're coming into Mechanics, I think that you come on our policy which is two weeks of base pay for every year of service up to a maximum, I believe, of twelve years of service. So, I think it's going to be even slightly more generous than Mark laid out there.

Mark Mason
Let me confirm that because if it is, obviously that's meaningfully better. But again, we have a whole bunch of stuff that we will be providing in Q and A and obviously that's going to be on the list. But we'll confirm that.

C.J. Johnson
I agree. We should make that clear.

Mark Mason
Next question: in last year's merger with Sunflower, departments completed an extensive amount of pre-conversion work prior to regulatory approval. Do you foresee this happening again? That's a simple yes, right? We need to get started on it sooner rather than later. It's going to be detailed and it's going to be in depth. That's what it takes.

C.J. Johnson
I see a question about does HomeStreet has given employees 16 hours for volunteer work to help with the community. Does Mechanics have a similar program? We have the same program. So, two days paid off, to volunteer for nonprofits in the community. That's I think we have the exact same program. Wonderful.

Mark Mason
Oh, and sorry I missed one on government banking. I'm going to assume you can see the question. Do you have an appetite for new full banking relationships with government entities.

C.J. Johnson
Yeah. We do a lot with public funds, government entities. That's an area that tends to be more expensive deposits because they're larger relationships and they can be a little more rate sensitive, but we have a lot of operating accounts of major municipalities in different organizations and we love that. And then, in many cases, we'll take their excess funds and put them in a high yielding money market. So, the answer is yes, we certainly would like more public relationships.

Mark Mason
Fantastic. Anonymous here asks, we learned with Sunflower that closing a merger can take much longer than anticipated. You've said here the Mechanics anticipates a closing quarter three. What's the difference about this transaction that's a shorter timeframe?

C.J. Johnson
I think it helps that we're already over 10 billion, right? I think that was the hardest thing. I don't know, I wasn't there, Mark can comment, but it I'm guessing there's just such a red line for the regulators at $10 billion. And we've been through it. When we bought Rabo we had to go into that. They already had it in place, but it was a lot. So, I think that's helpful. And we have a very long track record of doing large mergers. I'm not sure if FirstSun had that same track record. We have very good relationships with the regulators and the footprint is contiguous on the West Coast. I think we have the same regulators, the FDIC, etc. And so, I think there's a lot of factors and we're very optimistic to be able to get approval quickly and close. And I do think the regulatory environment in Washington seems to be having things move more quickly now than maybe it did a year ago.

Mark Mason
Right. Sorry I'm having to answer a few of these questions privately by email because they're not very broad based and to save some time.

C.J. Johnson
And I'll be happy as well Mark for you and me to do recurring meetings and get to a lot of these questions that we might not be able to get to.

Mark Mason
I really appreciate that. I know our folks do. It's a lot of time. We've found that these calls, while sometimes there are only a handful and sometimes, I don't always have the full answer or I might not give the exact correct answer, our employees really value them. And I consistently hear from them when I go out to branches and I meet with departments that these meetings - that we started during the pandemic just trying to keep people safe and deal with policy -- have turned into a really dynamic environment where people really feel like they have a relationship with me, with the Bank as a whole, and I think it's led to even better loyalty and support for the things we're doing. And I really appreciate your willingness to do this some more because as we go through this, there are going to be more questions developed and, I know people would like to get to know you and your management better and as we come together so that we can more quickly become one group. I speak for everyone today in saying thank you.

C.J. Johnson
Yeah, absolutely. Part of feedback I got when I became the CEO of Mechanics just over a year ago that happened immediately was that we just want more engagement, more interactions. So, I've been spending a lot of time holding town halls and meetings across the state and doing all hands meetings. I've tried to focus more on getting out and doing them in different major markets with a hundred employees at a time and maybe do light hors d'oeuvres and dinner or something like that and take questions. So, I think I'll bring some senior executives from the team and maybe we could do an in-person town hall up in Seattle for some folks. Certainly, we could do virtual with a regular cadence and answer as many questions as we can, because I know we can't answer everything today.

I appreciate the welcome and the offer to speak with everybody and I know M&A is hard. Mergers cause a lot of anxiety and uncertainty, and we want to do our best to communicate clearly and alleviate as much uncertainty as we can and hopefully have a very successful combination of our companies. I pledge to do my best to help make that happen.

Mark Mason
Well, thank you. Oh, you're doing a great job getting started today. I know our folks appreciate it. I appreciate you joining me and your willingness to do more of these and everything that went into getting through today. As you said, mergers are not easy. That starts at the very front end and trying to get to an agreement that people can sign in order to negotiate parameters.

But then the real work really starts, which is just ahead of us now. Which is ultimately to determine how to put the companies together in a thoughtful and effective way. So, we're all looking forward to that. C.J., thank you for joining us today. To everyone on the call, thank you for the myriad questions. Some of those we didn't answer because they had been answered already or we're going to send you a couple answers just privately back. Looking forward to doing this again and thank you to everybody.

C.J. Johnson
Thank you everybody. Look forward to it again. We'll keep some of these questions. If we didn't get to them, maybe we just keep them in a workbook, and we'll get them next time. So, thank you for having me. I really appreciate.

Mark Mason
Alright, take care, everyone. Take care.

Cautionary Note Regarding Forward Looking Statements When used in this press release and in other documents filed with or furnished to the U.S. Securities and Exchange Commission (the “SEC”), in press releases or other public shareholder communications, or in oral statements made with the approval of an authorized executive officer, the words or phrases “believes,” “expects,” “anticipates,” “plans,” “trend,” “objective,” “continue,” or similar expressions or future or conditional verbs such as “will,” “would,” “should,” “could,” “might,” “may” or similar expressions are intended to identify “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. You are cautioned not to place undue reliance on any forward-looking statements, which speak only as of the date such statements are made. Such forward-looking statements include, but are not limited to, statements about the benefits of the business combination transaction involving Mechanics Bank, HomeStreet and HomeStreet Bank (the “Transaction”), including future financial and operating results, and the combined company’s plans, objectives, expectations and intentions, and other statements that are not historical facts. These forward-looking statements are subject to risks, uncertainties, assumptions, estimates, and other important factors that may cause actual results to differ materially from those projected. In addition to factors previously disclosed in HomeStreet’s reports filed with the SEC, the following factors, among others, could cause actual results to differ materially from forward-looking statements or historical performance: a) the occurrence of any event, change, or other circumstance that could give rise to the right of one or all of the parties to terminate the Merger Agreement; b) the outcome of any legal proceedings that may be instituted against Mechanics Bank, HomeStreet or HomeStreet Bank; c) the possibility that the Transaction does not close when expected or at all because required regulatory, shareholder, or other approvals and other conditions to closing are not received or satisfied on a timely basis or at all (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the Transaction); d) the risk that the benefits from the Transaction may not be fully realized or may take longer to realize than expected, including as a result of changes in, or problems arising from, general economic and market conditions, interest and exchange rates, monetary policy, laws and regulations and their enforcement, and the degree of competition in the geographic and business areas in which Mechanics Bank, HomeStreet and HomeStreet Bank operate; e) changes in asset quality and credit risk; f) the inability to sustain revenue and earnings growth; g) customer borrowing, repayment, investment and deposit practices; h) customer disintermediation; i) the ability to promptly and effectively integrate the businesses of Mechanics Bank, HomeStreet and HomeStreet Bank; j) the possibility that the Transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; k) reputational risk and potential adverse reactions of Mechanics Bank’s, HomeStreet’s or HomeStreet Bank’s customers, employees or other business partners, including those resulting from the announcement or completion of the Transaction; l) the dilution caused by HomeStreet’s issuance of additional shares of its capital stock in connection with the Transaction; m) and the diversion of management’s attention and time from ongoing business operations and opportunities on Transaction-related matters. These factors are not necessarily all of the factors that could cause Mechanics Bank’s, HomeStreet’s, HomeStreet Bank’s or the combined company’s actual results, performance, or achievements to differ materially from those expressed in or implied by any of the forward-looking statements. Other factors, including unknown or unpredictable factors, also could significantly harm Mechanics Bank’s, HomeStreet’s, HomeStreet Bank’s or the combined company’s results. Forward-looking statements speak only as of the date they are made and Mechanics Bank, HomeStreet and HomeStreet Bank do not undertake or assume any obligation to update any of these statements to reflect actual results, new information or future events, changes in assumptions, or changes in other factors affecting forward-looking statements, except to the extent required by applicable law. If Mechanics Bank, HomeStreet or HomeStreet Bank update one or more forward-looking statements, no inference should be drawn that Mechanics Bank, HomeStreet or HomeStreet Bank will make additional updates with respect to those or other forward-looking statements. Further information regarding HomeStreet and HomeStreet Bank, and factors which could affect the forward-looking statements contained herein can be found in HomeStreet’s filings with the SEC.

No Offer or Solicitation This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. Additional Information about the Transaction and Where to Find It In connection with the Transaction, HomeStreet will file with the SEC a Registration Statement on Form S-4 to register the shares of HomeStreet (which will be renamed Mechanics Bancorp following the closing) capital stock to be issued in connection with the Transaction. The Registration Statement will include a consent solicitation statement of Mechanics Bank and a proxy statement of HomeStreet that also constitutes a prospectus. The definitive joint consent solicitation statement/proxy statement/prospectus will be sent to the shareholders of HomeStreet seeking their approval of the Transaction and other related matters and to shareholders of Mechanics Bank. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4 AND THE JOINT CONSENT SOLICITATION STATEMENT/PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM S-4 WHEN IT BECOMES AVAILABLE, AS WELL AS ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION OR INCORPORATED BY REFERENCE INTO THE CONSENT SOLICITATION STATEMENT/JOINT PROXY STATEMENT/PROSPECTUS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION REGARDING HOMESTREET, HOMESTREET BANK, MECHANICS BANK, THE TRANSACTION AND RELATED MATTERS. Investors and security holders may obtain free copies of these documents and other documents filed with the SEC by HomeStreet through the website maintained by the SEC at http://www.sec.gov or from HomeStreet at its website, https://ir.homestreet.com/sec-filings/all-filings/default.aspx. Documents filed with the SEC by HomeStreet will be available free of charge by accessing the “Investor Relations” page of HomeStreet’s website at https://ir.homestreet.com/sec-filings/all-filings/default.aspx. Participants in the Solicitation Mechanics Bank, HomeStreet and certain of HomeStreet’s directors and executive officers may be deemed to be participants in the solicitation of proxies from HomeStreet’s shareholders in connection with the Transaction. Information about the interests of the persons who may be deemed to be participants in the solicitation of shareholders of HomeStreet in connection with the Transaction and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the joint consent solicitation statement/proxy statement/prospectus related to the Transaction, which will be filed by HomeStreet with the SEC. Information about the directors and executive officers of HomeStreet, their ownership of HomeStreet common stock, and HomeStreet’s transactions with related persons is set forth in the sections entitled “HomeStreet Corporate Governance and Other Matters,” “2023 Executive Compensation Program,” “2023 Summary Compensation Table” and “Principal Shareholders of HomeStreet” in the definitive proxy statement filed in connection with HomeStreet’s meeting of shareholders held on June 18, 2024, as filed with the SEC on Schedule 14A on May 16, 2024 (and which is available at https://www.sec.gov/Archives/edgar/data/1518715/000155278124000348/e24254_hmst-defm14a.htm). To the extent holdings of HomeStreet common stock by the directors and executive officers of HomeStreet have changed from the amounts held by such persons as reflected therein, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Free copies of these documents may be obtained as described above.